Filed by Resaca Exploitation, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.

(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following is a transcript of Resaca Exploitation, Inc.’s conference call for analysts and investors held at 10am BST on September 30, 2009

Participants:

Jonathan Wright, Seymour Pierce

JP Bryan and Chris Work, Resaca Exploitation, Inc.

Nathan Piper with RBC

Bryce Linsenmayer, Haynes and Boone LLP

Chris Work:

Welcome everyone to our call; I guess everyone has read our announced transaction with Cano.  We’re pleased to get everybody together and talk about the transaction which we are very excited about.  I’m CFO of Resaca and on the call with me we have our Chairman, JP Bryan, who you may have read in the press release will assume the role of CEO after the transaction.  The presentation we are going to be going over is on our website, www.resacaexploitation.com.  If you go to the investor tab, under presentations, you will see it listed there.  With that I’ll turn it over to JP and he will go over the transaction.

JP Bryan:

Yes, well first of all, let me welcome all of you all to the call and tell you that and reiterate what Chris said, that we’re really quite pleased to be able to announce this transaction.  As you know, when we floated Resaca more than a year ago now, we had suggested that one of our key objectives over time would be to make acquisitions that would be complimentary to ourselves in the areas in which we are currently operating to give us a bigger presences there and the efficiencies that come with scale and before we began a reach around the globe.  We think we have accomplished our first stated objective and done so in a way that you’ll be very pleased with.  What we have done here is acquire a company that has properties which very much compliment ours.  In this acquisition Resaca will be the surviving company, our shareholders will own slightly more than 50% of the enterprise going forward.  We’ll have four Board members from Resaca; there will be three from the company we are acquiring, Cano.  We’ll be dually listed on both the AMEX and the AIM.  The exchange will be 2.1 shares of Resaca for each Cano share, and interestingly the combined proved reserves of the two enterprises will be 63.2 million barrels of reserves or pv10 of about 652 million dollars.  Production as of 7/1/09 was just about 30 barrels short of 2,000 barrels per day.  The transaction metrics, we’re paying on a 30 day weighted average about a 32% premium, much higher if you look at our current price, but on a 30 day running average about 32%.  An interesting number that I know you all will want to focus is what are we paying per barrel in the ground, and it is $3.34 proved reserves only, and it’s about $16 plus a barrel for proved developed reserves.  So we think those are, for our Resaca shareholders, we think those are numbers that should be very pleasing.  The history as you know for ourselves, obviously we became public on the AIM back in July.  Our focus has always been exploitation, not exploration.  And, we had told you, and told all of our investors, consistently that where we don’t have the sort of face changing event that comes with an exploration or an exploration success, we also don’t suffer the indignity of the kind of failure that comes with a big dry hole.  You know, we just make money the old fashioned way, one day at a time.  So, with us we think you invest in the asset not the ambition and we have proven that through some very difficult times in this business.  As you know, we went through our black dog days when our stock was down to about 14p, but as oil prices have come up our stock has begun to come back also.  And it has also given us the opportunity to make what we think is a very significant acquisition.  If we just break down what we think are the important numbers here, if you look at proved reserves for Resaca, as many of you know, our proved reserves are about 14 million barrels, Cano’s proved reserves are 40, now almost 50 million barrels of proved reserves.  50% of our proved reserves, or about 56% are proved developed, about 21% of theirs are proved developed.  84% of our reserves are oil, about 80% of theirs.  Our proved pv10 is about 160, excuse me, about 181 million, theirs is about 471 million.  Now in the United States as you know, probable reserves are not important in the metrics of measuring value for oil and gas companies, but obviously it is in the UK.  And our probable reserves, which we’ve said many times, we think are very quality probable reserves because they are simply the transition that we go through from oil, or from waterflood to CO2 flood in our oil properties.  We have about 14 million barrels of probable; they have about 14 million barrels of probable.  Our daily production is running close to 700 barrels, about 660, and theirs is about 1300 barrels a day.  The properties are almost an overlay; they are in Texas and New Mexico and Oklahoma.  Obviously, as you know, we are in Texas and New Mexico.  Chris, do you want to talk about the transaction rationale?

Chris Work:

Transaction rationale.  We believe this combination of these companies provide a lot of benefits going forward.  As we have, as JP just mentioned, complimentary assets and very similar assets: long life property with lots of opportunities to improve production.  We have, you’ll notice they have a large amount of proved undeveloped reserves; whereas, we have a lot of proved developed nonproducing reserves with related recompletion opportunities that we’ll get into here in a minute.  Between the two companies we’ll be able to look at the best projects we have and then pursue those, we’ll have operating efficiency at both the field and corporate levels.  We’ve already begun to work on determining where we could save money, and we’ve already been able to determine we’ll be able to save between $4.5-5 million a year over the prior year, between G&A and LOE reduction.  That becomes, comes from natural synergies and also the way we can operate both in the engineering and the operations side in the field.  We have complimentary technical and operational staff; we believe we’ll be able to manage our New Mexico properties from our current office in Odessa.  You’ll see in the slide the properties are very close together.  As we move forward with our capital programs, we’ll be able to generate savings through improved contracts with our service companies and suppliers.  The next slide, the next item, we have mentioned is the ability to increase production which you may have seen in our release regarding our operations and reserve update.  We recently refraced a well using a large sand frac and we were very encouraged by the results we got from that.  And we believe we have 20 to 30 of those opportunities to use in the near term to increase production.  Both of our companies, I mean, it is amazing, we’re both focused on exploitation of oil and gas, properties are same location, we even have the same fiscal year end.  We are engineering driven companies, we don’t take exploration risks.  The properties have mature long life property with secondary and tertiary CO2 recovery potential.  There is very little overlap on an institutional basis, they’re listed on the NSE AMEX exchange, of course we’re listed on the AIM.  We believe that this will provide opportunities to access the capital both in the US and in London, and will hopefully result in increased liquidity and access to capital.  Our organizational structure, JP will assume the role of interim CEO in addition to his role as Chairman.  Jay will assume the role of Vice Chairman and will still be actively involved in the growth of our company.  I will maintain my role as CFO.  Their Chief Accounting Officer will report to me.  Dennis will remain as President.  Their Senior Operations and Engineering Officer will remain at the company as Executive VP.  Their General Counsel will also stay with the company.   I won’t spend too much time on management profiles, but we believe the combined company provides a nice compliment of, between the two companies of, experienced professionals in each of their fields.  JP you want to review that asset profile?

JP Bryan:

Yes, we have a little schematic in the presentation that shows where the properties of the respective companies are located.  As you see it is a very complimentary geographic mix, which as Chris has said, is going to give us nice efficiencies at the field level.  Within our geographic areas there are going to be 63.2 million barrels of proved reserves.  As we said earlier, 81% of those reserves will be oil.  A pv10 of 652 million dollars.  If we look at the addition of the proved reserves, our reserves go up to almost 100 million barrels, 91.7 exactly, with a pv10 of a billion dollars.  And, production, daily production, as I said earlier, just under 2,000 barrels a day currently.  If we sort of take a further unveiling of our reserves to look at how nicely they complement each other.  If we look at our proved developed producing reserves, Resaca has 2.2 million and Cano has 7.7 million barrels, so our proved developed producing are about 10 million barrels of reserves.  Proved developed non-producing, Resaca we’re at 5.6 million, they’re at 2.3 million, for a total of 7.9 million, and then if you look at our PUD reserves, this is where there is an interesting distinction.  Resaca, we have about 6 million of PUD reserves, they have some 39 million in PUD reserves, for a total of about 45 million barrels.  So that is an interesting compliment because where we can continue to add value in the short term to our proved developed non-producing; they over time will be able to significantly increase our production profile by bringing in the current PUD reserves.  Of course, that is going to require raising capital to do so, but it’s a very nice opportunity, prospectively for the combined entities and we’re extremely pleased with that.  If you go and look at it on a pv10 break down, as opposed to the barrels, in terms of value, our proved developed producing is 27 million; their proved developed producing is 63 million for a combined total of 90.  Our proved developed nonproducing, and this is the behind the pipe stuff that we think we can bring on fairly quickly, I say quickly in our business that is over the next several years, proved developed nonproducing is 88 million and theirs is 14, for a combined total of 103.  And then our PUD valuation is 65 million, theirs 392.  So theirs has big value opportunity for us prospectively from their PUD portfolio.  You want to talk about liquidity, Chris?

Chris Work:

As part of this transaction we’ll enter into a combined senior facility covering both companies.  We, our, senior facility is currently with CIT and NGP Capital Resources.  Their loan is lead by Union Bank and also Natixis, who is part of their first and second lien.  We are in discussions with those groups and others on a combined facility.  We’ve had productive discussions, and we’ll continue to work with them over the coming months.  Part of this is we’re likely to arrange some equity and that could come in the US, UK, Canada and Switzerland.  Now, onto anticipated development plan.

JP Bryan:

Let’s just finish up with this and then take any questions that you may have after that.  In looking at these two portfolios and trying to decide where there are obvious synergies and how we can use what we have with, in combination of theirs, to do something attractive for our shareholders.  What we’ve been able to identify, first of all out of the Resaca portfolio, as many of you know, we have been working diligently at the Cooper Jal field to get our water injection levels up and we’ve been successful in that and we’ve consistently been injecting 18,000 barrels of water a day and we are beginning to the see the benefits of that.  We also, at the same time, have through work we’ve been doing on recompletions and refracs, have determined that we have an inventory now of about 61 behind pipe recompletion opportunities, we forecast those to produce an incremental 18 barrels a day, and then we have 20 to 30 refrac opportunities were we would be using sand fracs as opposed to our former foam fracs, and we just completed one quite successfully.  We think the initial production opportunity there is about 30 barrels a day.  So 20 to 30 refrac opportunities at about 30 barrels a day which would be a nice uplift in our daily production.  Currently we are producing about 285 barrels net, that is net to us, actually about 500 gross at Cooper Jal and we expect that to be up to 500 barrels by June of 2010.  As far as Cano is concerned, they have a field called Cato.  A successful waterflood there, and they are going to be increasing their waterflood footprint from approximately 650 acres a day to up to 1,000 acres by adding some new injectors and increasing the injection rate to about 21,000 barrels, and this will increase their production, we believe, by another 80 maybe 100 barrels by June of 2010.  So those are just some of the early objectives we have, but we feel very comfortable that we will be able to enjoy a nice uplift in our production as we work our way through 2010.  The idea is this deal will be closing in December or maybe early January.  And we are excited about the prospects for these combined entities in 2010.  Not only for our ability to increase our production profile but also obviously the improving cash flow and just to give you a range, and we’ll refine this much more over time, as we can spend a focused amount of effort together looking at all of our properties, but we’d be suggesting that a conservative number would be 13 million dollars in combined cash flow, up to 18 on a go forward basis beginning in 2010, on annual basis.  So, any questions?

Nathan Piper at RBC:

I guess I’ve got two questions guys, and I guess first of all it looks like a sensible deal, but I think I’d like to know more about the Cano listing.  I mean are they much more liquid than you guys are in the States relative to where you guys are in AIM.  Is it realistic that there is going to be massive differences, to do a listing?  I guess my second point is that you’ve talked about all these opportunities Dennis, behind pipe and also from the frac jobs.  What is the timeline between turning those into opportunities and then moving that into production?  Just looking at it on a very rounded basis you could maybe add up almost 2,000 barrels a day based on those two sets of opportunities.  Will we see those extra 2,000 barrels a day in 12 to 18 months or would it be longer than that?

JP Bryan:

Let me take the first question.

Chris Work:

About the liquidity.

JP Bryan:

Obviously if you follow stocks in the United States, you know the greater liquidity probably comes from New York listed companies as opposed to American Stock Exchange listed companies, but clearly they trade actively on the AMEX, so we think it is going to be a nice plus for us.  We’ll have the arbitrage between the two exchanges and we’ll also have a new cast of investors, that we hope to have some very enthusiastic support from.  As to the fracs, they cost about, sand fracs cost about 150,000 dollars a piece, and so we’ll be staging these on a monthly basis; so you’re not going to suddenly see a big uplift in our production month one.  It’s just something that we’ll be consistently doing at the field level throughout the year.  We’ll give you better information, just wanted to give you sort of the gross numbers as to what if we had them all done on day one what it would look like.  But that’s not the way it’s going to occur, so you’ll just see a progressive uplift in our production as we do these at a rate of probably about 3 let’s say to 5 a month, but I’ll let the engineers decide what that program will look like.

Nathan Piper at RBC:

I guess the question I was asking in a roundabout way is what do you think production could look like in one or two years’ time.  So you’re currently at, as a combined entity, roughly speaking 2,000 barrels of oil equivalent a day.  What would that be in a year’s time, what would that be in two year’s time.  Obviously this a part of the reason why you’re proposing the acquisition?

JP Bryan:

Sure.  Obviously the objective is not to at the end of 2010 to be at 2,000 barrels a day.  And, obviously if you look at the profile of these refracs, that in itself at 30 barrels a day, just take 20 of them.  Uh, that’s you know 600 barrels a day and we get 60% of that, so that is roughly 360 barrels a day of additional production net to us.  And so, I would think that by the end of the year we would hope to be at a run rate of somewhere close to 3,000 barrels a day in the combined entities at the end of 2010.  But I don’t want to give you a number that is overly optimistic or something that we can’t meet.  Based upon our current experience I think that is a reasonable number, but I’d feel much better a month or so after we’ve had a chance to look at our combined property and come back with something.  But we’re excited about our ability to increase production, let me just say that.

Nathan Piper at RBC:

One final question if I may.  On the deal itself, what stage are you at regarding shareholder approvals and what is the mechanism between now and having an approved deal?

JP Bryan:

You want to answer that Chris?

Chris Work:

Yes. Both shareholders will need to approve.  In addition— I mean both common shareholders—of course our shareholder group is fairly concentrated, with the Torch group itself approximately 19%, the original shareholder group, we’re up around 50% already.  So, we’re confident that our original group will be supportive and we’ll be able to get more than 50%.  The other group that would need to approve this is, they have a preferred shareholder group.  And, we have already reached out to the largest preferred holder there and have made arrangements with them.  They are supportive.  We believe that we just make a good case for a combined company and we’ll go out there and try and get it done.

Nathan Piper at RBC:

About how long do you think this will take, Chris?  I mean you are mentioning this to be, and I understand that you’ve reached out to Cano preferred shareholder, or the bigger one; and it’s a much longer list of shareholders than Resaca.  I guess people have also maybe seen the parallel deal, quite a nice deal, that happened in your neighborhood, so maybe some Cano shareholders would see this to be quite a cheeky bid for the company and quite a low price to pay for all of these reserves.

Chris Work:

Right.  From a timing perspective, the biggest thing will be the registration statement that we have to file with the SEC.  It will take us a couple of weeks to get that filed and then there where be a 30 day waiting period where we are waiting for comments from the SEC and then we’ll be responding to those comments. That is the biggest, the waiting period, so it will be in the December time frame when we are seeking shareholder approval.  And we will be making rounds with both sets of shareholders, beginning today and reaching out to them and winning their support.

JP Bryan:

Nathan, we think that this will be well received, or should be well received, by both classes of shareholders: both the Resaca shareholders and the Cano shareholders.  This is a deal that is very good for both shareholder bases.  And it is a nice premium for their shareholders and it is a good purchase for us.  The assets we are bringing in here, very much strengthens the company going forward and gives us opportunity.  We’ve just touched on the things that are very obvious.  We haven’t obviously spent the time to look at the synergies that would come from the combinations of the staffs and the properties themselves.  So, we haven’t seen anything in the months that we’ve been negotiating this transaction that would lead us to believe that this is not going to be well received by both shareholder groups.

Nathan Piper at RBC:

Great thanks.

Chris Work:

Thanks, Nathan.  Anyone else?

JP Bryan:

Well if you have any further questions, please don’t hesitate, you know how to reach us and we’ll be glad to discuss any of the issues that we raised today.  Thank you very much for your attendance.

Chris Work:

Thank you everyone.  I’ll be in the office today.  If anyone has any thoughts or questions just give me a call.  Thank you.